August 4, 2010

VIA EDGAR AND FED EX

Division of Corporation Finance

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Attention: Mr. Jonathan Groff, Attorney-Advisor

Re:	Motorola SpinCo Holdings Corporation

Registration Statement on Form 10

Filed July 1, 2010

File No. 001-34805

Dear Mr. Groff:

Motorola SpinCo Holdings Corporation (“Motorola SpinCo”) acknowledges receipt of your letter dated July 28, 2010 related to the above referenced filing. Due to the internal review process of the subject matter raised in your letter and the inclusion of updated financial information, Motorola SpinCo will require additional time beyond August 11, 2010 to respond to your comments. Motorola expects to deliver its response to your letter on or before Tuesday, August 31, 2010.

Please call me at (847) 576-7646 if there are any concerns regarding our proposed timetable.

Sincerely,

/s/ Carol Forsyte
Carol Forsyte
Corporate Vice President, Law, Securities